PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
To Prospectus Dated December 15, 2025	Under the Securities Act of 1933 in connection with
Registration Statement No. 333-291262

SRx HEALTH SOLUTIONS, INC.

Up to 2,506,893,959 Shares of Common Stock

Offered by the Selling Stockholder

This prospectus supplement updates and supplements the information contained in the prospectus dated December 15, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-291262), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on March 3, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale, from time to time, which may be offered by Keystone Capital Partners, LLC (“Keystone”, “Keystone Capital Partners” or the “Selling Stockholder”), or their pledgees, donees, transferees, or other successors in interest, of up to 2,506,893,959 shares of common stock, par value $0.0001 per share (the “Common Stock”), of SRx Health Solutions, Inc., a Delaware corporation (“we,” “our,” the “Company”). The shares of Common Stock being offered by the Selling Stockholder are outstanding or issuable pursuant to the Common Share Purchase Agreement dated July 7, 2025 by and among the Company and the Selling Stockholder, as amended on October 28, 2025 (the “ELOC Purchase Agreement”). See “The Keystone Capital Transaction” for a description of the Purchase Agreement. We may elect, in our sole discretion, to issue and sell such 2,506,893,959 shares of Common Stock (the “Keystone Purchase Shares”) to Keystone, from time to time from and after the Keystone Commencement Date (as defined below) under the ELOC Purchase Agreement. Please refer to “Selling Stockholder” beginning on page 70. Such registration does not mean that Keystone will actually offer or sell any of these shares of Common Stock. We will not receive any proceeds from the sales of the above shares of Common Stock by the Selling Stockholder; however, we will receive proceeds under the Purchase Agreement if we sell shares of Common Stock to the Selling Stockholder.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Common Stock is listed on the NYSE American under the symbol “SRXH”. On March 2, 2026, the closing price of our Common Stock was $0.1220 per share.

We are a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements for so long as we remain a smaller reporting company.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of this prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 6, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2026

SRx Health Solutions, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-40477	83-4284557
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 US Highway 1

North Palm Beach, Florida 33408

(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 896-1254

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value share	SRXH	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on July 7, 2025, the Company entered into a Securities Purchase Agreement (the “Note Purchase Agreement”) by and among the Company and certain accredited investors named therein (the “Note Investors”), pursuant to which the Company issued and sold to the Note Investors (i) a new series of senior secured convertible notes (the “Notes”) with an aggregate original principal amount of $7,650,000, subject to an original issue discount as provided in the Notes, and (ii) warrants to acquire 21,338,062 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) (such transaction, the “Note Financing”). Refer to the Company’s Current Report on Form 8-K filed on July 15, 2025 for additional information regarding the Note Purchase Agreement and the Note Financing.

Also as previously disclosed, on October 27, 2025, the Company entered into a Securities Purchase Agreement (the “Series A Purchase Agreement,” and together with the Note Purchase Agreement, the “Existing Securities Purchase Agreements”) with certain accredited investors named therein (the “Series A Investors,” and together with the Note Investors, the “Existing Investors”). Pursuant to the Series A Purchase Agreement, up to 38,070 shares of the Company’s Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), the terms of which are set forth in that certain certificate of designations for the such series of preferred stock (the “Existing Certificate of Designations”), and accompanying warrants (“Series A Warrants”) to purchase shares of Common Stock, could be purchased, in one or more closings, for an aggregate purchase price of up to $30.46 million in one or more closings. On October 31, 2025, pursuant to the Series A Purchase Agreement, the Company issued and sold, the Series A Investors purchased, in a private placement: 19,035 shares of the Series A Preferred Stock and 54,527,811 Series A Warrants for aggregate proceeds of approximately $15.23 million (such transaction, the “Series A Financing”). Refer to the Company’s Current Report on Form 8-K filed on October 31, 2025 for additional information regarding the Series A Purchase Agreement and the Series A Financing.

The Company desires to enter into a securities purchase agreement (the “New Securities Purchase Agreement”) with certain accredited investors (the “New Buyers”), pursuant to which, among other things, the Company will sell and issue to the New Buyers, in one or more closings, certain shares of a new series of convertible preferred stock of the Company designated as Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), the terms of which shall be set forth in the certificate of designation for such series of preferred stock, and related warrants (collectively, the “New Offering”). Pursuant to Section 4(o) of each Existing Securities Purchase Agreement, as applicable, each Existing Investor has a right of participation in the New Offering and is entitled to certain notice rights (collectively, the “Participation Right”). In connection with the New Offering, certain Existing Investors have each entered into a limited waiver and consent agreement with the Company (each, a “Waiver”), pursuant to which each such Existing Investor has agreed to (i) permit the New Offering and (ii) waive its Participation Right with respect to the New Offering and to any Subsequent Placement (as defined in each Existing Securities Purchase Agreement, as applicable) effected on or after the effective date of the Waiver. Further, pursuant to the Waiver, certain Existing Investors, each in its capacity as a Required Holder (as defined in the Series A Purchase Agreement) have provided their consent, pursuant to the Existing Certificate of Designations, to the creation of Parity Stock (as defined in the Existing Certificate of Designations), solely with respect to the Series B Preferred Stock, such that the Series B Preferred Stock is permitted to rank pari passu with the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

The foregoing description of the terms and conditions of the Waiver does not purport to be complete and is qualified in its entirety by the full text of the form of Waiver, which is filed as an exhibit thereto.

Item 9.01. Exhibits.

(d) Exhibits.

Exhibits	Description
10.1	Form of Waiver.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SRx Health Solutions, Inc.

By:	/s/ Carolina Martinez
Name:	Carolina Martinez
Title:	Chief Financial Officer

March 2, 2026

Exhibit 10.1

LIMITED WAIVER AND CONSENTAGREEMENT

This Limited Waiver and Consent Agreement (the “Agreement”), dated as of March 2, 2026, is by and between SRx Health Solutions Inc., a Delaware corporation (the “Company”), and the holder identified on the signature page hereto (the “Holder”).

R E C I T A L S

A. Reference is made to (i) that certain Securities Purchase Agreement, dated as of July 7, 2025 (the “July Securities Purchase Agreement”), by and among the Company and the investors signatory thereto (the “July Buyers”), pursuant to which, among other things, the Company issued to the July Buyers certain senior secured convertible notes of the Company, in the aggregate original principal amount of $7,650,000 (the “Existing Notes”), and certain warrants (the “July Warrants”), which are exercisable for shares of Common Stock (as defined in the July Securities Purchase Agreement) and (ii) that certain Securities Purchase Agreement, dated as of October 27, 2025 (the “October Securities Purchase Agreement”, and together with the July Securities Purchase Agreement, the “Existing Securities Purchase Agreements”), by and among the Company and the investors signatory thereto (the “October Buyers”, and collectively with the July Buyers, the “Existing Buyers”), pursuant to which, among other things, the Company agreed to sell and issue to the October Buyers, in one or more closings, certain shares of Series A Preferred Stock, $0.001 par value (the “Series A Preferred Stock”), of the Company (the “Existing Preferred Shares”), the terms of which are set forth in that certain certificate of designations for the such series of preferred stock (the “Existing Certificate of Designations”) and certain warrants (the “October Warrants”, and collectively with the July Warrants, the “Existing Warrants”), which are exercisable for shares of Common Stock. Capitalized terms used but not defined herein shall have the meaning set forth in the applicable Existing Securities Purchase Agreement.

B. The Company desires to enter into a securities purchase agreement (the “New Securities Purchase Agreement”) with certain accredited investors (the “New Buyers”), pursuant to which, among other things, the Company will sell and issue to the New Buyers, in one or more closings, certain shares (the “New Preferred Shares”) of a new series of convertible preferred stock of the Company designated as Series B Preferred Stock, $0.001 par value (the “Series B Preferred Stock”), the terms of which are set forth in the certificate of designation for such series of preferred stock (the “New Certificate of Designations”), and related warrants (the “New Warrants”, and collectively with the New Preferred Shares, the “New Securities”), which are exercisable for shares of Common Stock (collectively, the “New Offering”).

C. Pursuant to Section 4(o) of each Existing Securities Purchase Agreement, as applicable, the Holder has a right of participation in the New Offering and is entitled to certain notice rights (collectively, the “Participation Right”).

D. Pursuant to Section 2 of the Existing Certificate of Designations, the Required Holders (as defined in the Existing Certificate of Designations) may consent to the creation of Parity Stock (as defined in the Existing Certificate of Designations).

E. The Company desires that the Holder waive, in part (i) any term or condition of any Transaction Document (as defined in the Existing Securities Purchase Agreements, as applicable) (including, without limitation, the Existing Note, the Existing Certificate of Designations and the Existing Warrants) that would otherwise restrict or prohibit (x) the execution and delivery by the Company and the New Buyers of the Transaction Documents (as defined in the New Securities Purchase Agreement) and/or (y) the issuance of the New Securities pursuant to the New Securities Purchase Agreement or pursuant to the terms of the New Certificate of Designations or the New Warrants (collectively, the “New Transaction Waiver”) and (ii) the Participation Right, solely with respect to any Subsequent Placement effected on or after the Effective Date (as defined below) (including, without limitation, the New Offering)(the “Participation Right Waiver”, and together with the New Transaction Waiver, the “Limited Waivers”).

F. The Company desires that the Required Holders consent to the creation of Parity Stock, solely with respect to the Series B Preferred Stock, such that the Series B Preferred Stock is permitted to rank pari passu with the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (the “Parity Stock Consent”).

G. Concurrently herewith, the Company has requested that each other Existing Buyer (each, an “Other Holder”, and collectively, the “Other Holders”) enter into agreements in form and substance identical to this Agreement except for the payment of the Legal Fee Amount (as defined below) in accordance with Section 4 (each, an “Other Agreement”, and collectively, the “Other Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained, the Company and the Holder agree as follows:

A G R E E M E N T

1. Limited Waivers and Consent. The Holder (i) in its capacity as an Existing Buyer, hereby agrees to the Limited Waivers and (ii) in its capacity as a Required Holder, as applicable, hereby grants the Parity Stock Consent, and, upon the Company’s receipt of the Other Agreements from the Other Holders (the “Effective Date”), this Agreement shall be effective as of the date hereof.

2. Limitation of Waivers and Consent. The Limited Waivers and the Parity Stock Consent set forth herein constitute a one-time waiver and/or consent (as the case may be) and are limited to the matters expressly waived herein and should not be construed as an indication that the Holder would be willing to agree to any future modifications to, consent of, or waiver of any of the terms of any other agreement, instrument or security or any modifications to, consents of, or waiver of any default that may exist or occur thereunder.

3. Ratifications. Except as otherwise expressly provided herein, each of the Transaction Documents is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects.

4. Fees and Expenses. Each party to this Agreement shall bear its own expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated hereby, except that the Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, Depository Trust Company fees relating to or arising out of the transactions contemplated hereby.

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5. Miscellaneous.

5.1 Independent Nature of Holder’s Obligations and Rights. The obligations of the Holder under this Agreement or any other Transaction Document are several and not joint with the obligations of any Other Holder, and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder under any Transaction Document or Other Agreement. Nothing contained herein or in any Other Agreement or any other Transaction Document, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement, any Other Agreement or any other Transaction Document and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement, any Other Agreement and any other Transaction Document. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, any Other Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

5.2 Most Favored Nation. The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that none of the terms offered to any Person with respect to any consent, release, amendment, settlement or waiver relating to the terms, conditions and transactions contemplated hereby (each a “Settlement Document”), is or will be more favorable to such Person than those of the Holder and this Agreement. If, and whenever on or after the date hereof, the Company enters into a Settlement Document, then (i) the Company shall provide notice thereof to the Holder immediately following the occurrence thereof and (ii) the terms and conditions of this Agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Settlement Document, provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this Section 5.2 shall apply similarly and equally to each Settlement Document.

5.3 Disclosure. On or before 9:00 a.m., New York City time, on the first (1st) Business Day after the date of this Agreement, the Company shall file a Current Report on Form 8-K describing any material non-public information the Company may have provided to the undersigned in relation to this Agreement or otherwise in the form required by the 1934 Act and attaching this Agreement as exhibits to such filing (the “8-K Filing”). From and after the filing of the 8-K Filing with the SEC, the undersigned shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents. In addition, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents on the one hand, and the undersigned or any of its affiliates on the other hand, has terminated as of the date hereof and is of no further force or effect. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, affiliates, employees and agents, not to, provide any undersigned with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the undersigned. To the extent that the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates employees or agents delivers any material, non-public information to any undersigned without the undersigned’s consent, the Company hereby covenants and agrees that the undersigned shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents with respect to, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents not to trade on the basis of, such material, non-public information. The Company understands and confirms that the undersigned will rely on the foregoing representations in effecting transactions in securities of the Company.

5.4 Miscellaneous Provisions. Section 9 of the October Securities Purchase Agreements is hereby incorporated by reference herein, mutatis mutandis.

[The remainder of the page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SRX HEALTH SOLUTIONS INC.

By:
Name:	Carolina Martinez
Title:	Chief Financial Officer

[Signature Page to Limited Waiver Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HOLDER:

Entity Holder

Name of Entity:

By:
Name:
Title:

Individual Holder

By:
Name:

[Signature Page to Limited Waiver Agreement]